Exhibit 14.2



                           CONSENT OF INDEPENDENT AUDITORS



The Board of Trustees and Shareholders

Riggs Funds



We consent to the use of our report dated June 11, 2003 on the statements of assets and liabilities of Riggs Funds as of April 30, 2003, and the related statements of operations, statements of changes in net assets and financial highlights for each of the years or periods presented, incorporated by reference in the Pre Effective Amendment No 1 to Form N-14 filed by Federated Equity Funds, Federated Total Return Government Bond Fund, Federated Total Return Series, Inc., Intermediate Municipal Trust, Federated Short-Term Municipal Trust, and Money Market Obligations Trust under the Securities Act of 1933 and to the references to our firm in the Prospectus/Proxy Statement and Statement of Additional Information.



/s/ KPMG LLP

KPMG LLP

Boston, Massachusetts

August 20, 2003